                                                                    EXHIBIT 99.2

                                  (WIPRO LOGO)

     Results for the Quarter ended June 2003 under Consolidated Indian GAAP
      WIPRO LTD. REVENUE FOR QUARTER ENDED JUNE 2003 GREW 29% YEAR ON YEAR.

BANGALORE, JULY 18 2003 - Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended June 2003.

HIGHLIGHTS:

RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

- Profit before extraordinary items grew 8%; Profit After Tax grew by 43% to Rs. 2.06 billion

- Revenue for the quarter was Rs. 11.989 billion, an increase of 29% year on year. Profit Before Interest & Tax (PBIT) from continuing operations grew by 1% year on year to Rs.2.204 billion.

-     Global IT Services & Products Revenue increased 46% year on year, at Rs.
      9.255 billion.

- Global IT Services & Products Profit Before Interest and Tax (PBIT) was Rs. 1.92 billion, contributed by volume growth and increased utilization partially offset by pricing declines

- Consistent with prior years, our shareholders approved a cash dividend of Rs. 1 per equity share in our Annual General Meeting on July 17, 2003. The dividend will be paid on July 18, 2003.

OUTLOOK FOR THE QUARTER ENDING SEPTEMBER 2003

AZIM PREMJI, CHAIRMAN OF WIPRO COMMENTING ON THE RESULTS SAID "WE SEE CONVERGENCE IN THE BUSINESS MODELS OF OUR GLOBAL IT SERVICES AND PRODUCTS AND IT ENABLED SERVICES SEGMENTS FROM A CUSTOMER STANDPOINT. WITH OUR ESTABLISHED TRACK RECORD IN WIPRO TECHNOLOGIES AND WIPRO SPECTRAMIND, WE ARE WELL POSITIONED TO LEAD THIS CONVERGENCE. THE ENVIRONMENT IS ONE OF VOLUME GROWTH COUPLED WITH AN APPRECIATING RUPEE. LOOKING AHEAD, FOR THE QUARTER ENDING SEPTEMBER 2003, WE CURRENTLY EXPECT OUR REVENUE FROM OUR GLOBAL IT SERVICES AND PRODUCTS SEGMENT, WHICH ALSO INCLUDES REVENUE FROM OUR IT-ENABLED SERVICES BUSINESS AS OF JUNE 30, 2003, TO BE APPROXIMATELY $210 MILLION."

VIVEK PAUL, VICE CHAIRMAN, SAID "DURING THE QUARTER, WE CONTINUED OUR SUCCESS IN SELLING BUSINESS PROCESS OUTSOURCING (BPO) AND ENERGY & UTILITIES CONSULTING SERVICES TO OUR EXISTING CLIENTS. OUR BPO BUSINESS GREW 19% OVER THE PRIOR QUARTER. OUR ENTERPRISE BUSINESS SUSTAINED ITS MOMENTUM WITH A 8.3% GROWTH IN REVENUES OVER THE PRIOR QUARTER. GOING FORWARD, THIS WILL BE COMPLEMENTED WELL WITH INCREASED TRACTION IN OUR TECHNOLOGY BUSINESS."

SURESH SENAPATY, CHIEF FINANCIAL OFFICER, SAID, "DURING THE QUARTER, CONSISTENT WITH OUR PLAN, OUR ENERGY & UTILITIES CONSULTING PRACTICE STABILIZED AND POSTED PROFITS. EFFECTIVE FOR THE QUARTER ENDING JUNE 30, 2003, WE HAVE CONSOLIDATED THE RESULTS OF OUR IT ENABLED SERVICES SEGMENT WITH THE RESULTS OF OUR GLOBAL IT SERVICES AND PRODUCTS SEGMENT. WE BELIEVE THAT THIS REVISED PRESENTATION REFLECTS OUR VIEW THAT OUR IT-ENABLED SERVICES BUSINESS IS ESSENTIALLY A HORIZONTAL SERVICE THAT WE ARE OFFERING TO EXISTING AND PROSPECTIVE CLIENTS OF OUR GLOBAL IT SERVICES AND PRODUCTS BUSINESS SEGMENT. IN AN EFFORT TO PROVIDE GREATER TRANSPARENCY ON OUR OPERATIONAL PERFORMANCE, WE ARE ALSO PROVIDING INFORMATION REGARDING THE PERFORMANCE OF OUR SUBSIDIARY WIPRO NERVEWIRE SEPARATELY."

WIPRO LIMITED

Revenues for the quarter ended June 30, 2003, were Rs.11.989 billion, representing a 29% increase over the previous year. Profit after Tax was Rs.
2.06 billion, representing an increase of 43% over Profit after Tax for quarter-ended June 30, 2002.

GLOBAL IT SERVICES AND PRODUCTS

Effective quarter ending June 30, 2003, the results of Wipro Spectramind, our IT Enabled services are included in the results of Wipro Technologies. After completion of acquisition in May 2003, the operations of Wipro Nervewire, which is a component of Global IT Services and Products, are being reported separately in our financial statements in accordance with the company's decision to evaluate all critical acquisitions separately for a period of time ranging from two to four quarters.

Global IT Services and Products accounted for 77% of the Revenue and 87% of the PBIT for the quarter ended June 30, 2003.

Global IT Services & Products (excluding Wipro Nervewire, which has been reported separately) grew its Revenue by 45% over Revenue for corresponding quarter last year to Rs. 9.136 billion and PBIT increased by 4% to Rs. 2.025 billion. Operating Margin to Revenue was 22.2%, a decline of 8.7% year on year and 2.3% sequentially. The decline was primarily due to lower price realization, and higher Selling, General and Administrative costs, partially offset by increased utilization of professionals. R&D Services contributed 32% of the Revenue of Wipro Technologies. Enterprise Solutions contributed 59% of Revenues with the balance 9% being contributed by IT Enabled services.

We had 21,080 employees as of June 30, 2003, which includes 14,618 employees in IT Services business and 6,462 employees in IT Enabled services business. This represents a net addition of 2,251 people comprising of 895 in IT Services and 1,356 people in IT Enabled services.

Wipro NerveWire recorded Revenue of Rs. 119 million and loss of Rs. 105 million for the quarter.

We added 38 new customers comprising 15 customers in R&D services, 13 customers in Enterprise services, 2 in IT Enabled services and 8 customers in Wipro Nervewire.

WIPRO INFOTECH - OUR INDIA, MIDDLE EAST & ASIA PACIFIC IT SERVICES & PRODUCTS BUSINESS

Wipro Infotech recorded Revenues of Rs 1.602 billion and Profit before Interest and Tax of Rs 91 million for the quarter. Services business contributed to 37% of the total Revenues this quarter.

We won 23 new Infrastructure Management Services contracts, 21 System Integration contracts, 20 IT Consulting projects, 21 Software projects (including 7 projects in Middle East and Asia Pacific) and 6 e-procurement contracts during the quarter.

Some of our notable Software wins include a Collaborative Manufacturing Enabler solution at Petronas Penapisan (Melaka), Malaysia, core banking solution integration at Oriental Bank of Commerce, SAP R3 implementation at BHEL and an Executive Information System Solution at Yum, a foods company in Australia. Consulting wins include IS provisioning at Qatar Vinyl Company Ltd, and Application Consulting for Ambit Finance, India. Wipro bagged a SAN implementation project at Whirlpool, India.

Wipro Infotech accounted for 13% of Revenue and 4% of the PBIT for the quarter ended June 30, 2003.

WIPRO CONSUMER CARE & LIGHTING

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 798 million with PBIT of Rs.137 million contributing 7% of total Revenue and 6% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 17% for the quarter.

WIPRO LIMITED

For the quarter ended June 30, 2003, the Return on Capital Employed in Global IT Services was 41%, Wipro Infotech was 29%, Consumer Care and Lighting was 86%. At the Company level, the Return on Capital Employed was 24%, lower due to inclusion of cash and cash equivalents of Rs. 16 billion in Capital Employed (42% of Capital Employed).

FOR WIPRO LIMITED, PROFIT AFTER TAX FROM CONTINUING OPERATIONS COMPUTED IN ACCORDANCE WITH US GAAP FOR THE QUARTER ENDED JUNE 2003 WAS RS. 1.781 BILLION, AN INCREASE OF 5% OVER THE PROFITS FOR THE CORRESPONDING QUARTER ENDED JUNE 2002. THE NET DIFFERENCE BETWEEN PROFITS COMPUTED IN ACCORDANCE WITH INDIAN GAAP AND US GAAP IS PRIMARILY DUE TO DIFFERENT REVENUE RECOGNITION STANDARDS AND ACCOUNTING FOR DEFERRED STOCK COMPENSATION EXPENSES.

Global IT Services & Products segment Revenues were Rs. 9.261 billion for the quarter ended June 30, 2003, under US GAAP. The difference of Rs. 6 million ($0.13 million) is attributable to different Revenue recognition standards under Indian GAAP and USGAAP.

QUARTERLY CONFERENCE CALL

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company's performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

US GAAP FINANCIALS ON WEBSITE

CONDENSED FINANCIAL STATEMENTS OF WIPRO LIMITED COMPUTED UNDER THE US GAAP ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION AT WWW.WIPRO.COM.

CONTACT FOR INVESTOR RELATION                        CONTACT FOR MEDIA & PRESS
K R Lakshminarayana                                  Sandhya Ranjit
Corporate Treasurer                                  Manager-Corporate Communications
Phone:  ++91-80-844-0079                             ++91-80-844-0056
Fax:      ++91-80-844-0051                           ++91-80-844-0350
lakshminarayana.lan@wipro.com                        sandhya.ranjit@wipro.com

           FORWARD LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# TABLES TO FOLLOW

                          WIPRO LIMITED - CONSOLIDATED
      AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD
                        ENDED JUNE 30, 2003 (RS. MILLION)


                                                                              THREE MONTHS ENDED JUNE 30,             YEAR ENDED
                                                                              ---------------------------             ----------
                                                                        2003             2002           GROWTH %    MARCH 31, 2003
                                                                        ----             ----           --------    --------------
   SEGMENT REVENUE
   Global IT Services & Products
       IT Services & Products ................................          9,136            6,321               45%         30,487
       Wipro Nervewire .......................................            119               --               --              --
   Total .....................................................          9,255            6,321               46%         30,487
   India & AsiaPac IT Services & Products ....................          1,602            1,907              (16%)         8,395
   Consumer Care & Lighting ..................................            798              730                9%          2,991
   Others ....................................................            334              306                            1,468
                                                                      -------          -------          -------          ------
   CONTINUING OPERATIONS .....................................         11,989            9,264               29%         43,341
                                                                      -------          -------          -------          ------
   Discontinued ISP Business .................................             --               38                               42
                                                                      -------          -------          -------          ------
   TOTAL .....................................................         11,989            9,302               29%         43,383
                                                                      =======          =======          =======          ======
   PROFIT BEFORE INTEREST AND TAX (PBIT)
   Global IT Services & Products
       IT Services & Products ................................          2,025            1,955                4%          8,451
       Wipro Nervewire .......................................           (105)              --               --              --
   Total .....................................................          1,920            1,955               (2%)         8,451
   India & AsiaPac IT Services & Products ....................             91               87                5%            557
   Consumer Care & Lighting ..................................            137              129                6%            436
   Others ....................................................             56               17                              240
                                                                      -------          -------          -------          ------
   CONTINUING OPERATIONS .....................................          2,204            2,188                1%          9,684
                                                                      -------          -------          -------          ------
   Discontinued ISP Business .................................             --             (133)                            (182)
                                                                      -------          -------          -------          ------
             TOTAL ...........................................          2,204            2,055                7%          9,502
                                                                      =======          =======          =======          ======
   Interest income (net of interest expenses of Rs. 6 Mn) ....            146              142                              634
                                                                      -------          -------          -------          ------
   PROFIT BEFORE TAX .........................................          2,350            2,197                7%         10,136
                                                                      =======          =======          =======          ======
   Income Tax expense ........................................           (232)            (242)                          (1,276)
                                                                      -------          -------          -------          ------
   PROFIT BEFORE EXTRAORDINARY ITEMS .........................          2,118            1,955                8%          8,860
                                                                      =======          =======          =======          ======
   Discontinuance of ISP business ............................             --             (305)                            (263)
                                                                      -------          -------          -------          ------
   PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF
   AFFILIATES AND MINORITY INTEREST ..........................          2,118            1,650               28%          8,597
                                                                      =======          =======          =======          ======
   Equity in earnings of affiliates ..........................            (54)            (206)                            (355)
   Minority interest .........................................             (3)              (3)                             (37)
                                                                      -------          -------          -------          ------
   PROFIT AFTER TAX ..........................................          2,061            1,441               43%          8,205
                                                                      =======          =======          =======          ======
   OPERATING MARGIN
   Global IT Services & Products
       IT Services & Products ................................             22%              31%                              28%
   Total .....................................................             21%              31%                              28%
   India & AsiaPac IT Services & Products ....................              6%               5%                              7%
   Consumer Care & Lighting ..................................             17%              18%                              15%
                                                                      -------          -------          -------          ------
   CONTINUING OPERATIONS .....................................             18%              24%                              22%
                                                                      -------          -------          -------          ------
   TOTAL .....................................................             18%              22%                              22%
                                                                      =======          =======          =======          ======
   CAPITAL EMPLOYED
   Global IT Services & Products
       IT Services & Products ................................         18,605            8,652                           18,536
       Wipro Nervewire .......................................            754               --                               --
   Total .....................................................         19,359            8,652                           18,536
   India & AsiaPac IT Services & Products ....................          1,457            1,567                            1,075
   Consumer Care & Lighting ..................................            582              689                              682
   Others ....................................................         15,703           17,956                           15,082
                                                                      -------          -------          -------          ------
   CONTINUING OPERATIONS .....................................         37,101           28,864                           35,375
   Discontinued ISP Business .................................             --             (150)                              (7)
                                                                      -------          -------          -------          ------
   TOTAL .....................................................         37,101           28,714                           35,368
                                                                      =======          =======          =======          ======
   CAPITAL EMPLOYED COMPOSITION
   Global IT Services & Products
       IT Services & Products ................................             50%              30%                              52%
       Wipro Nervewire .......................................              2%              --                               --
   Total .....................................................             52%              30%                              52%
   India & AsiaPac IT Services & Products ....................              4%               5%                               3%
   Consumer Care & Lighting ..................................              2%               2%                               2%
   Others ....................................................             42%              63%                              43%
                                                                      -------          -------          -------          ------
   TOTAL .....................................................            100%             100%                             100%
                                                                      =======          =======          =======          ======
   RETURN ON AVERAGE CAPITAL EMPLOYED FROM CONTINUING BUSINESS
   Total Global IT Services & Products .......................             41%              90%                              62%
   India & AsiaPac IT Services & Products ....................             29%              27%                              54%
   Consumer Care & Lighting ..................................             86%              71%                              60%
                                                                      -------          -------          -------          ------
   CONTINUING OPERATIONS .....................................             24%              32%                              31%
                                                                      -------          -------          -------          ------
   TOTAL .....................................................             24%              30%                              31%
                                                                      =======          =======          =======          ======

NOTE TO SEGMENT REPORT:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments; India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

                                                                     (Rs. Mn)
            GEOGRAPHY            JUNE 30, 2003      %      JUNE 30, 2002    %
            ---------            -------------      -      -------------    -

            India                        2,244    19%              2,758    30%
            USA                          6,508    54%              3,907    42%
            Rest of the World            3,237    27%              2,637    28%
                                        ------   ---               -----   ---
            Total                       11,989   100%              9,302   100%
                                        ------   ---               -----   ---

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. In July 2002, the Company acquired Spectramind. The operations of Wipro Spectramind were initially organized as a separate business segment named IT Enabled Services. From April 2003, Wipro Spectramind is an integral component of Global IT Services and Products business segment. Consequently, from April 2003, Wipro Spectramind is included in the Global IT Services and Products segment.

      In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, which was earlier being reported as a separate segment is forming part of the Global IT Services and Products segment. Wipro Biomed, a business segment which was reported as part of the HealthScience segment has now been reported as part of `Others'. Segment data for previous periods has been reclassified on a comparable basis.

      With effect from April 2003, the Company will evaluate all critical acquisitions separately for a period of two to four quarters. Accordingly, Nervewire, the business acquired in May 2003, has been reported as a separate component of Global IT Services and Products segment.

5. In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.    The company has a 49% equity interest in Wipro GE Medical Systems Limited
      (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, in accordance with the guidance in Accounting Standard 27 "Financial Reporting of Investments in Joint Ventures" the investments in Wipro GE have been accounted for by equity method and not by proportionate consolidation method.

7. In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

8. In the earnings release made by the Company on July 19, 2002 announcing the results of operations for the three months ended June 30, 2002, the Company had recorded its share in the losses of Wipro GE based on information provided by Wipro GE. Subsequently, the Company received revised information from Wipro GE where the losses were higher than the results previously reported by Rs. 379,592. The Company recorded its share of losses of Rs. 186,000 and made a public announcement of the revised results. The figures for the three months ended June 30, 2002 is after considering the revised results of Wipro GE.

9. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification. Current period figures are not comparable with the previous period figures on account of acquisition of various business / subsidiaries in last one year i.e., Wipro Spectramind services Limited (BPO business) with effect from July 2002; AMS Global energy business with effect from November 2002 and Wipro Nervewire (IT security consulting business) with effect from May 2003.